May 30, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Partners, L.P.
Annual Report on Form 10-K for the Year Ended August 31, 2007
File No. 1-11727

This memorandum sets forth the responses of Energy Transfer Partners, L.P. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 19, 2008 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the year ended August 31, 2007 (the “Annual Report”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Form 10-K for Fiscal Year Ended August 31, 2007

Item 8. Financial Statements and Supplementary Data, page 82

Note 1. Operations and Organization, page 90

SEC Staff Comment

1. Please tell us what consideration you gave to disclosing information concerning the extent of your interests in jointly owned pipelines as discussed in SAB Topic 10:C. In your response please tell us the extent of your interests in jointly owned assets. Please include a table showing separately for each interest in jointly owned pipelines and equipment, your proportionate share, the amount of your share of pipelines and equipment, the accumulated provision for depreciation and the amount of pipelines under construction, if any, reflected in your balance sheets and your share of direct expenses of the jointly owned assets included in operating expenses in your statements of operations.

Registrant Response

In evaluating the appropriate accounting and disclosure for our interest in jointly-owned pipeline and related assets in unincorporated entities, which consist of pipelines and related equipment as detailed on the accompanying analysis provided in Exhibit 1 pursuant to the Staff’s request, we considered the following guidance:

1.	Accounting Research Manager provides the following in the section titled “Minutes.T.1990.Views. SEC Views on a Number of Current Accounting and Reporting Issues – 1990”: “The SEC staff will accept proportionate consolidation of joint ventures (1) in the oil and gas and mining industries and (2) in oil and gas ventures related to the oil and gas industry.”
2.	The FASB provided the following supplemental guidance related to investments in partnerships and unincorporated ventures: “For example, if it is the established industry practice (such as in some oil and gas venture accounting), the investor-venturer may account in its financial statements for its pro rata share of the assets, liabilities, revenues, and expenses of the venture. [AIN-APB18, #2].”
3.	Industry practice, and
4.	SAB Topic 10:C. This Topic references utilities; however, we believe the disclosure principles outlined therein would be required for non-utility entities if the use of proportionate consolidation had a significant impact on a registrant’s financial statements. We concluded that the disclosure information outlined in Topic 10:C, through August 31, 2007 was not material to our consolidated financial statements, as indicated in the accompanying analysis.

We will provide the information reflected in Exhibit 1 in our future filings if we determine the impact of such is material to our consolidated financial statements.

Note 4. Net Income Per Limited Partner Unit, page 111

SEC Staff Comment

2. Please tell us what consideration you gave to presenting earnings per share data for each class of limited partner interest. Refer to paragraph 61d of SFAS 128 and SAB Topic 4:F.

Registrant Response

We believe that our computation and disclosure of earnings per limited partner unit is in compliance with the requirements of SFAS 128, EITF 03-6 and SAB Topic 4 F. During the periods presented in our Form 10-K for the fiscal year ended August 31, 2007, we had different “classes” of limited partner interests outstanding for various periods of time, consisting of Common Units, Class C units (which were entitled to a limited distribution only in the event of a favorable settlement of litigation, with income allocation being equal to the actual cash distribution), Class E units (which we account for as treasury units since such units are owned by our 100% owned subsidiary, Heritage Holdings), and

Class F and Class G units which were owned by the owner of our general partner interest, Energy Transfer Equity, L.P. The Class F and Class G units were fully convertible into an equal number of Common Units, and had all the same rights as the Common Units. Additionally, such units shared income and received partnership distributions on the same basis as the Common Units. We concluded that the Class F and Class G units were the same as our outstanding limited partner Common Units from an accounting perspective and did not require separate per unit earnings presentation in the consolidated statement of operations. As a result, we computed and reported earnings per limited partner unit, for both the basic and diluted earnings computations, on the basis of total limited partner units outstanding, based on the weighted average units outstanding for all classes of limited partner interests, as if such units were all Common Units.

We considered the per unit income allocation to the Class C units as immaterial for presentation on the face of the consolidated income statement as such allocation was not based on the income allocable to the limited partners; rather, such income allocation was limited to the earnings generated from a non-recurring favorable litigation settlement. Subsequent to this litigation settlement, all of the outstanding Class C units were cancelled as this class of units was established solely for the purpose of entitling the holders thereof to receive a one-time payment in the event of a favorable resolution of the litigation.

We also believe that our consolidated statement of partners’ equity and related footnotes related to earnings per unit and partners’ equity properly disclose the basis for income allocation and distribution amounts and provide disclosure of the total income allocation and distributions paid during the periods for each of the classes of partners’ equity.

Note 5. Debt Obligations, page 112

Covenants Related to Our Credit Agreements, page 117

SEC Staff Comment

3. It appears that the covenants contained in certain of your debt agreements may limit the payment of dividends. In future filings, please disclose the amount of partners’ capital or net income restricted or free of restrictions or tell us why this disclosure is not applicable. Refer to Rule 4-08(e)(1) of Regulation S-X. In addition, please tell us what consideration you have given to the disclosure requirements of Rule 4-08(e)(3) of Regulation S-X.

Registrant Response

Our debt agreements contain covenants that we consider customary and normal. Rule 4-08(e)(1) requires the disclosure of restrictions on the payment of dividends or distributions by a registrant and the amount of retained earnings or net income restricted or free of restrictions. However, we concluded that our debt agreements do not contain covenants that limit or restrict the payment of distributions to our partners, except in the case where we may have an event of default as defined in the respective debt agreements. We are required under our partnership agreement to distribute our computed “available cash” each quarter, and our debt agreements do not restrict us from making such payments. In addition, none of our subsidiary company debt agreements contain restrictions as contemplated in Rule 4-08(e)(3) which would aggregate to more than 25% of our consolidated net assets. We do have one subsidiary company with debt agreements that require such subsidiary to maintain a debt to capitalization ratio of no more than 65%. Dividends from such subsidiary are not restricted as long as the subsidiary does not have any defaults under the loan agreement and as long as the subsidiary remains in pro forma compliance with the debt to capitalization ratio after such dividend payment. We concluded that this does not represent a required disclosure for restricted net assets, based on our understanding of the requirements of Rule 4-08(e)(3), because the amount of our share of the potential restricted net assets of such subsidiary as of August 31, 2007 did not exceed 25% of our total net equity.

We will continue to monitor our debt agreements and will, in future filings, provide the amount of net assets or net income restricted or free from restriction when required.

Item 9A. Controls and Procedures, page 152

SEC Staff Comment

4.	We note that you provide two different conclusions of management regarding the effectiveness of your disclosure controls and procedures. In the first paragraph you disclose that management concluded that your disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed in the reports you file under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In the second paragraph, the conclusion regarding the effectiveness of your disclosure controls and procedures makes no reference to the reasonable assurance level. Please revise future filings so that your disclosures are consistent. Also, if you disclose that disclosure controls and procedures are effective at the reasonable assurance level, please also disclose that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In addition, in future filings please disclose that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Item 307 of Regulation S-K and Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

Registrant Response

We will make the changes suggested by the Staff related to our conclusions on the evaluation of our disclosure controls and procedures beginning with the Form 10-Q for the quarter ending June 30, 2008. An example of the format we intend to use is provided in Exhibit 2 to this response.

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Please contact the undersigned at 214-981-0726 if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Brian J. Jennings

Brian J. Jennings

Cc:	Derek Reiners
Grant Thornton LLP

ENERGY TRANSFER PARTNERS, LP AND SUBSIDIARIES	Exhibit 1
For the Year Ended August 31, 2007 (in thousands)

Jointly Owned Pipelines and Equipment	Participants	Our proportionate share	Amount of our share of pipelines and equipment reflected on the balance sheet as of August 31, 2007	Accumulated depreciation reflected on the balance sheet as of August 31, 2007	Amount of pipelines under construction included on the balance sheet as of August 31, 2007	Our share of direct expenses of the jointly owned assets included in operating expenses in our statement of operations for the twelve months ended August 31, 2007
North Texas 36” Pipeline	Energy Transfer Fuel, LP and Enterprise Texas Pipeline, LP	50%	$104,275	$5,936	none	$3,777

Northside Loop Pipeline	Energy Transfer Fuel, LP and Atmos Energy	50%	$43,184	$1,190	none	$471

Bethel Howard Pipeline	Energy Transfer Fuel, LP/Enterprise Texas Pipeline 22%/Atmos Energy 39%	39%	$27,703	$1,517	none	$194

Channel A/S 30”	Houston Pipe Line Company, LP and Enterprise Intrastate LP	50%	$40,548	$1,740	none	$460

Big Cowboy	Houston Pipe Line Company, LP and Kinder Morgan, Inc.	50%	$5,925	$244	none	$173

South Texas 24”/30”	Houston Pipe Line Company, LP and Kinder Morgan, Inc.	80%	$46,638	$1,565	none	$112

Austin Line	Houston Pipe Line Company, LP and Kinder Morgan, Inc.	50%	$4,571	$98	none	($16)

Total for Jointly Owned Pipelines and Equipment			$272,844	$12,290	none	$5,171

Total for Energy Transfer Partners, LP and Subsidiaries			$5,080,927	$402,128	$869,584	$559,600

Percentage for Jointly Owned Pipelines and Equipment			5.37%	3.06%	0.00%	0.92%

Note: Energy Transfer Fuel, LP and Houston Pipe Line Company, LP are wholly owned subsidiaries of Energy Transfer Partners, LP.

Exhibit 2 to Response to Comment Letter Dated May 30, 2008

Suggested Revision to Disclosure Control Evaluation for Future Filings

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that information required to be disclosed by us, including our consolidated entities, in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Under the supervision and with the participation of senior management, including the Chief Executive Officer (“Principal Executive Officer”) and the Chief Financial Officer (“Principal Financial Officer”) of our general partner, we evaluated our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, the Principal Executive Officer and the Principal Financial Officer of our general partner concluded that our disclosure controls and procedures were effective as of                     , 2XXX to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (2) is accumulated and communicated to management, including the principal executive and principal financial officers of our general partner to allow timely decisions regarding required disclosure.